Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 866.974.7329

August 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Kim Stephen Krikorian Matthew Crispino Larry Spirgel

Re:	Urgent.ly Inc. Post-Effective Amendment No. 1 to Form S-4 Filed August 14, 2023 File No. 333-271937

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2023 (the “Comment Letter”), relating to the above referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Post-Effective Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (the “Post-Effective Amendment No. 2”). For the Staff’s reference, we are also providing, under separate cover, a marked copy of Post-Effective Amendment No. 2 to show all changes from the version filed on August 14, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Post-Effective Amendment No. 2.

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

August 24, 2023

Post-Effective Amendment No. 1 to Form S-4

Risk Factors

Urgently has previously identified a material weakness…, page 54

1.

You disclose that the material weakness in Urgently’s internal control over financial reporting was identified in connection with the audit of Urgently’s financial statements for the years ended December 31, 2021 and 2022. Please tell us why the weakness was not disclosed in the company’s S-4 that went effective on July 14, 2023. Explain whether the failure to disclose the weakness is an indicator of other material weaknesses that would require disclosure and remediation. Also, tell us whether you believe Urgently’s disclosure controls and procedures were effective at the time the S-4 was being prepared and, if not, what consideration you have given to addressing the ineffectiveness of such controls in your risk factor section.

The Company respectfully advises the Staff that the Company’s management team was aware of the material weakness in its internal controls identified in connection with the audit of its financial statements for the years ended December 31, 2021 and 2022. The Company’s management team reviewed the required communications relating to the audits, and the material weakness in particular, with the Audit Committee in connection with the review and approval of the financial statements for both fiscal years. The Company’s management team had also informed other key stakeholders, such as its lenders and Otonomo, of the existence of the material weakness, and had no intention to omit or conceal such information. In its review of the registration statement, management noted the presence of a risk factor discussing the potential failure to maintain an effective system of disclosure controls and internal control over financial reporting, but due to the rapid timeline on which the Company was operating, management did not note that the disclosure did not specifically address the identified material weakness. Subsequent to the registration statement being declared effective, management independently identified the omission and immediately took steps to amend its disclosures by means of a post-effective amendment to the registration statement to ensure such information was widely distributed as management intended.

While management is not yet required, and has not conducted, a full evaluation of its disclosure controls and procedures or internal controls over financial reporting, management believes that the failure to disclose the material weakness in its registration statement is indicative of the need for additional disclosure controls and procedures. Management concluded that an effective system of disclosure controls at a reasonable assurance level was not in place at the time that the prior registration statements were filed, and management is taking steps to remediate. Management’s internal processes independently identified the omission and the Company took prompt action to remediate the matter with the previous filings, and after an extensive review by the Company and its advisors, no additional omissions were identified and no other material weaknesses were identified. Management will continue to expand its accounting, control and compliance functions and increase resources within its finance and legal department with public company experience. Management is also focusing on its disclosure controls and procedures in the short term, including creating an internal control framework to assess key processes and controls. In addition, the Company’s Board and Audit Committee are continuing their high degree of engagement and oversight, and the Company is implementing procedures such as forming a disclosure committee.

The Company further advises the Staff that the Company has revised the disclosure on page 54 of the Post-Effective Amendment No. 2 to provide investors with additional detail and considerations related to the material weakness.

Please direct any questions with respect to this letter and the responses set forth above to me at (650) 320-4597 or mbaudler@wsgr.com. We thank you for your consideration of our responses.

Securities and Exchange Commission

August 24, 2023

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

cc:	Matthew Booth, Urgent.ly Inc.

Timothy Huffmyer, Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Amir Raz, Gross & Co.

Perry Wildes, Gross & Co.

Ran Hai, Herzog Fox & Neeman

Nir Dash, Herzog Fox & Neeman

Natan Wiesenberg, Herzog Fox & Neeman

Benjamin Volkow, Otonomo Technologies Ltd.